Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 28, 2009

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303
The Kinetics Paradigm Absolute Return Fund (S000027305)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of November 12, 2009 on Post-Effective Amendment (“PEA”) No. 34 to the Company’s registration statement on Form N-1A.  PEA 34 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on October 16, 2009, for the purpose of adding one new series to the Company:  the “Kinetics Paradigm Absolute Return Fund” (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectus Comments

1.
Staff Comment:  In the “Overview – Who May Want to Invest” section on page 1, the third bullet point describes “growth equity investing,” which conflicts with the second to last sentence of the first paragraph in the Fund’s Principal Investment Strategy section on page 2 which refers to a “classic value investor.”  Please resolve this conflict by clarifying whether the Fund is meant to be a growth fund or a value fund.

Response:  The Fund is meant to be a value-oriented fund.  As such, the third bullet point under the section entitled “Overview – Who May Want to Invest” has been revised as follows:

»	want to allocate some portion of their long-term investments to ~~growth~~ equity investing;

2.
Staff Comment:  With respect to the Fund’s investment objective “to earn a positive total return”, please explain in the Fund’s principal investment strategy how ‘absolute’ in the Fund’s name correlates to “a positive total return.”  Alternatively, you could consider changing the Fund’s name.

Response:   The Fund’s name has been changed to the Kinetics Tactical Paradigm Fund.  Accordingly, the investment objective of the Fund has been changed to reflect the following:  “The investment objective of the Tactical Paradigm ~~Absolute Return~~ Fund is to provide long-term growth of capital while mitigating market risk through various hedging activities~~earn a positive total return with reduced market risk~~.”

The Company will modify its series name via a SCUPDAT transmission prior to filing the Fund’s 485BPOS.

3.
Staff Comment:  The Fund’s “Principal Investment Strategies” section on page 2 currently does not explain how absolute return (in the Fund’s name) or positive total return (the Fund’s objective) is achieved.  Please provide such an explanation in the principal investment strategies section.  Is it the hedging that leads to an absolute return?

Response:   The Fund’s “Principal Investment Strategies” section on page 2 has been revised as follows:

The Tactical Paradigm ~~Absolute Return~~ Fund’s Sub-Adviser will attempt to ~~hedge~~reduce market risk through its hedging activities based upon a multi-factor process. This process assesses such factors as monetary policy, valuation, investor sentiment and momentum. Net exposure to equities will be adjusted~~regulated~~ based upon the overall assessment of risk and opportunity. When equity market risk is perceived to be high, and opportunity low, net exposure will be reduced by selling futures, option combos or short selling ETFs against the value of the Tactical Paradigm ~~Absolute Return~~ Fund’s investment in the Portfolio. Conversely, when perceived risks are low and opportunities high, the Fund will have a low to zero exposure to hedging vehicles.  There is no guarantee that the Sub-Adviser will accurately measure existing risk.

4.	Staff Comment: In the third sentence of the first paragraph in the Fund’s “Principal Investment Strategies” section on page 2, please explain the terms “ADRs, GDRs and IDRs.”

Response: The third sentence of the first paragraph has been revised as follows:

“Under normal circumstances, the Paradigm Portfolio invests at least 65% of its net assets in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and International Depositary Receipts (“IDRs”)) of U.S. and foreign companies.”

5.	Staff Comment: In the “Principal Investment Strategies” section on pages 2-3, please explain that the Fund is non-diversified.

Response:  The requested disclosure has been added.

6.
Staff Comment:  The third sentence of the second paragraph under “Principal Investment Strategies” on page 2 states: “Net exposure to equities will be regulated based upon the overall assessment of risk and opportunity.”  Please rephrase the sentence because the term ‘regulated’ suggests review by a ‘regulatory body.’

Response:   The third sentence of the second paragraph has been revised as follows:

“Net exposure to equities will be adjusted ~~regulated~~ based upon the overall assessment of risk and opportunity.”

7.
Staff Comment:  In the “Principal Risks of Investment – Industry Concentration Risk” on page 3, please disclose the specific industry(ies) in which the Fund will concentrate as well as the risks associated with that industry(ies).  If the Fund does not intend to concentrate as defined by the 1940 Act, then consider using the term “emphasis” or “focus” rather than concentrate.

Response: The Fund does not intend to concentrate (as defined by the 1940 Act) in specific industry(ies) and therefore has revised the aforementioned risk to be named “Industry Emphasis Risks.”

8.
Staff Comment:  With respect to the “Principal Risks of Investment – ETFs Risk” on page 4, the Fund’s investment strategy does not clearly indicate whether the Fund will invest directly in ETFs or will purchase options on ETFs.  Please clarify in the strategy.

Response: The Fund will invest directly in ETFs and will also sell ETFs short.  Therefore, the Fund’s “Principal Investment Strategies” section on page 2 has been revised as follows:

Principal Investment Strategies
The Tactical Paradigm ~~Absolute Return~~ Fund is a non-diversified fund that seeks to achieve its investment objective by investing generally all ~~approximately 80%~~ of its investable assets in the Paradigm Portfolio, under normal market conditions, while also dynamically hedging market risk with futures, options, ~~and~~ short sales of ETFs and direct investments in ETFs. The Fund may purchase or write options in combination with each other (simultaneously writing call options and purchasing put options) to adjust market risk and return of its overall investment positions.  For example, the Fund may purchase a put option and write a call option on the same underlying instrument, in order to synthesize a position similar to that which would be achieved by selling a futures contract.  While the Tactical Paradigm ~~Absolute Return~~ Fund ~~generally~~ invests generally all ~~approximately 80%~~ of its investable assets in the Paradigm Portfolio, the Sub-Adviser may choose to invest~~s~~ more or less of the Fund’s assets in the Paradigm Portfolio depending on market conditions.  Under normal circumstances, the Paradigm Portfolio invests at least 65% of its net assets in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and International Depositary Receipts (“IDRs”)) of U.S. and foreign companies.  The Paradigm Portfolio will invest in companies that the Investment Adviser believes are undervalued, that have high returns on equity and that are well positioned to reduce their costs, extend the reach of their distribution channels and experience significant growth in their assets or revenues.  A fundamental principle is to regard the investments in the Paradigm Portfolio as representing fractional ownership in the underlying companies’ assets.  The driver of appreciation for the classic value investor is a high return on equity, an intrinsic characteristic of the investment, not a reappraisal of the stock’s worth by the market, an external factor.  The Paradigm Portfolio may also write and sell options on securities in which it invests for hedging purposes and/or direct investment.

The Tactical Paradigm ~~Absolute Return~~ Fund’s Sub-Adviser will attempt to reduce~~hedge~~ market risk through its hedging activities based upon a multi-factor process. This process assesses such factors as monetary policy, valuation, investor sentiment and momentum. Net exposure to equities will be adjusted~~regulated~~ based upon the overall assessment of risk and opportunity. When equity market risk is perceived to be high, and opportunity low, net exposure will be reduced by selling futures, option combos or short selling ETFs against the value of the Tactical Paradigm ~~Absolute Return~~ Fund’s investment in the Portfolio. Conversely, when perceived risks are low and opportunities high, the Fund will have a low to zero exposure to hedging vehicles.  There is no guarantee that the Sub-Adviser will accurately measure existing risk.

9.
Staff Comment:  In the “Principal Risks of Investment – Management Risk” on page 5, please also identify that the Fund is new and has no prior operating history.  Alternatively, please consider adding a separate “New Fund Risk”.

Response: The Fund responds by adding the following risk to the “Principal Risks of Investment” section that starts on page 5:

•
New Fund Risk:  The Fund has no prior operating history.  There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Directors or the Investment Adviser may recommend that the Fund be liquidated.

10.
Staff Comment:  In the “Management of the Fund and the Portfolio – Investment Adviser” section on page 10, please clarify the roles of the Adviser and Sub-Adviser by disclosing who is responsible for the Portfolio’s investment decisions and which party decides what percentage of the Fund’s assets are invested in the Portfolio.

Response: The Fund currently discloses that “Broadmark, under the supervision of the Investment Adviser, is also responsible for decisions to buy and sell securities for the Fund that are not invested in the Paradigm Portfolio.”  Nevertheless, the Fund will revise second paragraph of the “Investment Adviser” section as follows:

The Investment Adviser will review, monitor and report to the Board of Trustees of the Trust on the performance and investment procedures of Broadmark and assist and consult with Broadmark in connection with the Fund’s investment program.  Broadmark and~~, under the supervision of~~ the Investment Adviser will be responsible for the selection of broker-dealers, the negotiation of commission rates and the execution of transactions of ~~the Portfolio and~~ the Fund.  Broadmark, under the supervision of the Investment Adviser, is also responsible for decisions to buy and sell securities for the Fund that are not invested in the Paradigm Portfolio, and for determining the percentage of the Fund’s assets that are to be used for the hedged portion of the Portfolio.  Payments to the Sub-Adviser for its services are made by the Investment Adviser~~Fund~~, not the Fund~~Investment Adviser~~.  The Investment Adviser is entitled to receive an annual fee from the Portfolio for its services of 1.25~~0.65~~% of the Portfolio’s average daily net assets and 0.65% of the Fund’s average daily net assets.  For its services, Broadmark receives sub-advisory fees of 0.65% of the Fund’s average daily net assets from the Investment Adviser~~Fund~~.

11.
Staff Comment:  In the “Management of the Fund and the Portfolio – Members of the Investment Adviser’s Investment Team” section on page 11, please disclose five years of business experience for Mr. Mampilly.

Response: The Fund has revised the first and second paragraph of the “Members of the Investment Adviser’s Investment Team” section as follows:

Peter B. Doyle is the Chief Investment Strategist for the Portfolio and generally oversees the management of the Portfolio through an investment team.  ~~The following persons~~Mr. Doyle, Murray Stahl and Paul Mampilly are co-portfolio managers of the Paradigm Portfolio, and are responsible for the Portfolio’s day-to-day management.

Mr. Doyle is Chairman of the Board and President of the Company.  He has been managing the Portfolio since its inception.  In early 1996, Mr. Doyle co-founded the Investment Adviser and he also co-founded and currently serves as a Managing Director of Horizon.  Mr. Stahl has been managing the Portfolio since its inception.  He has served as Director of Research since 2000.  Since 1994, Mr. Stahl has held the positions of Chairman and Chief Investment Officer of Horizon.

Mr. Mampilly has been part of the team since September 2006.  He joined the Investment Adviser in 2006 and has over sixteen years experience as an investment professional.  Prior to joining the Investment Adviser, Mr. Mampilly founded The Capuchin Group, distributor of a behavioral financial newsletter, for which he acted as author, editor and publisher from October 2003 through July 2006.  From January 2002 through May 2003, Mr. Mampilly held employment with ING Funds as a senior research analyst and healthcare group head, responsible for managing a team of analysts covering healthcare related companies of all market capitalizations.  Each team member serves as a research analyst.  While the team discusses investment ideas and overall portfolio structure, the final buy/sell decision for a particular security resides with Mr. Doyle and Mr. Stahl. ~~The lead co-portfolio managers of the Paradigm Portfolio are Mr. Doyle, Chairman of the Board and President of the Company, and Mr. Stahl, who have been managing the Portfolio since its inception, and Mr. Mampilly, who has been part of the team since 2006. In early 1996, Mr. Doyle co-founded the Investment Adviser and he also co-founded and currently serves as a Managing Director of Horizon. Mr. Stahl has served as Director of Research since 2000. Since 1994, Mr. Stahl has held the position Chairman and Chief Investment Officer of Horizon. Mr. Mampilly provides substantial input on research, stock selection and portfolio composition.~~

12.
Staff Comment:  In the “Management of the Fund and the Portfolio – Members of the Investment Adviser’s Investment Team” section, please identify and describe in full who “Horizon” is with respect to Mr. Doyle.

Response: The Fund replies that “Horizon” is defined earlier in the third paragraph under “Management of the Fund and the Portfolio - Investment Adviser” as being Horizon Asset Management, Inc., a New York based investment management and research firm.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609 or the undersigned at (914) 703-6900.

Very truly yours,

___________________
Leonid Polyakov
Treasurer
KINETICS MUTUAL FUNDS, INC.

cc:           Drinker Biddle & Reath LLP